

August 13, 2020

Kelly Roman
Chief Executive Officer
Fisher Wallace Laboratories, Inc.
325 Rutledge Street
Brooklyn, NY. 11211

   **Re: Fisher Wallace Laboratories, Inc.**
       **Amendment No. 3 to**
       **Offering Statement on Form 1-A**
       **Filed August 10, 2020**
       **File No. 024-11229**

Dear Mr. Roman:

   We have reviewed your amended offering statement and have the following comment.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 8, 2020 letter.

Amendment 3 to Form 1-A

General

1. We note your revisions to your legal opinion and bonus share structure. Please revise your offering circular to include the bonus shares in your maximum offering price. You may refer to Rule 251, Note to Paragraph (A) when determining the value to ascribe to the bonus shares.

You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.  Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences